Exhibit 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 12 p.m. EDT on December 4, 2023.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com.

* SPECIMEN * No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200	VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person. Please attend the Extraordinary General Meeting to be held on December 5, 2023 at 10:00 a.m. Eastern time at Qilian International Holding Group Ltd., No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2023 Extraordinary General Meeting Proxy Card- Qilian International Holding Group Ltd.

▼    DETACH PROXY CARD HERE TO VOTE BY MAIL    ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
FOR PROPOSAL 1-3.

1.	As an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a share consolidation, of the Company’s authorized and issued share capital, at a ratio of not less than one-for-two and not more than one-for-twenty (the “Approved Consolidation Ratio”), at any time prior to July 9, 2024, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Share Consolidation”);

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

2. Subject to approval by the shareholders of Proposal 1 (the Share Consolidation), as an ordinary resolution, to increase of the number of ordinary shares in the capital of the Company (the "Ordinary Shares") that the Company is authorized to issue to 100,000,000 Ordinary Shares, with the Company's authorized share capital to be increased accordingly (the “Increase of Authorized Shares”).

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

3. Subject to approval by the shareholders of Proposals 1 (the Share Consolidation) and/or Proposal 2 (the Increase of Authorized Shares), to approve and adopt a second amended and restated memorandum and articles of association (the “Amended MoA”) to effect the Share Consolidation and/or the Increase of Authorized Shares if and to the extent each is effected.

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at the right and indicate your new address: ☐

*SPECIMEN*	AC:ACCT9999	90.00

QILIAN INTERNATIONAL HOLDING GROUP LTD.

Extraordinary Meeting of Shareholders

December 5, 2023

QILIAN INTERNATIONAL HOLDING GROUP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated October 31, 2023, and hereby appoints _________________________ (insert name) of ___________________________________________(insert address) or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 5, 2023, at 10:00am, Eastern time, at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200 (or any postponement or adjournment thereof in respect of the resolutions specified on the reverse), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATION MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

☐ Please check here if you plan to attend the Extraordinary General Meeting of Shareholders on December 5, 2023 at 10:00 am Eastern time.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)